NBD Bank, N.A.                               Exhibit 4.1
611 Woodward Avenue
Detroit, Michigan 48226
Phone 313-225-1000


August 1, 1994


Illinois Central Railroad Co.
455 North City Front Plaza Drive
Chicago, Illinois  60611-5504

Attention:  Mr. Douglas A. Koman

Dear Doug:

This will confirm the terms of our agreement under which NBD Bank, N.A. ("the Bank") may make loans to you from time to time. Any loans shall be made or renewed only upon the sole discretionary approval of NBD and otherwise subject to the following terms:


1. The Bank shall have sole and absolute discretion to determine whether to make, extend or renew loans under this agreement.

2. Loans shall not in any event exceed an aggregate principal amount of Twenty Million Dollars ($20,000,000) at any one time outstanding. Upon request, given by telephone, fax, or letter, by a person designated to the Bank by you in writing as your duly authorized representative, the Bank will advance and credit to your account at the Bank, or transfer to another bank designated by you, such sums of money as may mutually be agreed upon at the time of the request. The Bank may act upon the oral instructions of any person reasonably believed by the Bank to be a person designated by you as your authorized representative.

3. You and the Bank each shall, upon the request of the other, forward to the other a written confirmation of any advance of funds under this agreement, [substantially in the form of the attached Exhibit B], including confirmation of the date, maturity and amount of, and the interest rate applicable to, the advance of funds. Any loans with a maturity of 7 days or longer will in all cases require your written confirmation.

4. Each advance of funds shall be repayable at a stated maturity (not to exceed 180 days) established by the Bank at the time of advance or, if no such stated maturity is established, upon demand. Each advance of funds which is repayable on demand shall bear interest at a per annum rate established by the Bank from time to time, which rate is subject to change daily. Each advance of funds having a stated maturity shall bear interest at the rate per annum established by the Bank on the date of the advance and may not be prepaid prior to its maturity without the Bank's consent.

5. Interest on each advance of funds repayable at a stated maturity shall be due and payable at the stated maturity. Interest on each advance of funds repayable on demand shall be due and payable on the first day of each fiscal quarter. Interest shall be paid by the Bank's debiting your account at the Bank, and shall be calculated on the basis of the actual number of days elapsed in a year of 360 days.

6. Each advance or repayment of funds shall be in the minimum amount of $1,000,000 and shall be made in immediately available funds at the principal office of the Bank in Detroit, Michigan.

7. Before the first advance under this agreement, you shall execute and deliver to the Bank your promissory note in the form attached as Exhibit A in the full principal amount stated in paragraph 2 of this agreement (the "Master Note"). The Bank shall, in the ordinary course of its business, make notations in its records of the date, amount of interest rate and maturity of each borrowing, the amount of each payment and other information. Such records shall, in the absence of manifest error, be conclusive as to the outstanding principal balance of and interest rate or rates applicable to the Master Note.

8. It is understood and agreed that any interest rate offered under this agreement may be below or above the Bank's announced prime rate of interest and will not necessarily be the lowest rate charged by the Bank to any of its customers.

9. This agreement may be terminated by either party by written notice to the other. The Bank's right to terminate this agreement is separate and distinct from its right to deny any request for a loan or to demand payment. Such denial or demand may be made at any time as permitted by this agreement without terminating this agreement. In any event, no termination shall affect the rights and obligations of the parties with respect to advances of funds outstanding under this agreement at the time of such termination.

10. You have agreed that the aggregate principal amount of all of your obligations and those of your Affiliates to the Bank under this and any other credit facilities shall not exceed Twenty Million Dollars ($20,000,000) at any one time outstanding. If at any time such obligations exceed that limit, you will promptly apply the proceeds of your other credit facilities with the Bank to reduce your outstanding obligations under this agreement by the amount required to avoid exceeding the limit. As used above, the term "Affiliate" means any person or entity that controls, is controlled by, or is under common control with, you.

11. Representations. You represent that you are a corporation duly organized, existing and in good standing under the laws of the State of Delaware, and that the execution and delivery of this agreement and the Master Note and the performance of the obligations they impose are within your corporate powers, have been duly authorized by all necessary action of your board of directors, and do not contravene the terms of your articles of incorporation or bylaws. You further represent that the execution and delivery of this agreement and the Master Note and the performance of the obligations they impose do not violate any law and do not conflict with any agreement by which you are bound, do not require the consent or approval of any governmental authority or any third party and that this agreement and the Master Note are valid and binding agreements, enforceable according to their terms. You further represent that all balance sheets, profit and loss statements, and other financial statements furnished to the Bank are accurate and fairly reflect the financial condition of the organizations and persons to which they apply on their effective dates, including contingent liabilities of every type, which financial condition has not changed materially and adversely since those dates.

12. Default. If any of the following events occurs:

(l) You fail to pay when due any amount payable under the Master Note, this agreement, or any other instrument or agreement evidencing debt to any creditor, (2) you otherwise default under the terms of the Master Note, this agreement, or any other agreement between you and the Bank, (3) you otherwise default under the terms of any agreement or instrument relating to any debt due for borrowed money such that the creditor declares the debt before its scheduled maturity, (4) any representation which you have made or will make to the Bank is untrue in any material respect, (5) you make an assignment for the benefit of creditors or are adjudicated bankrupt, or (6) proceedings are instituted against you under the United States Bankruptcy Code or under any bankruptcy, reorganization or insolvency law or other law for the relief of debtors and such proceedings are not stayed or dismissed within 60 days of commencement, then, all of your obligations to the Bank under this agreement and the Master Note shall be due immediately, without notice, at the Bank's option.

13. Remedies. lf your obligations to the Bank under this agreement and the Master Note are not paid at maturity, whether by demand, acceleration or otherwise, the Bank shall have all of the rights and remedies provided by any law or agreement. You are liable to the Bank for all reasonable costs and expenses of every kind incurred in the making and collection of the loans under this agreement and the Master Note, including without limitation, reasonable attorneys' fees and court costs. These costs and expenses shall include, without limitation, any costs and expenses incurred by the Bank in any bankruptcy, reorganization, insolvency or other similar proceeding.

14. Waivers. No delay on the part of the Bank in the exercise of any right or remedy shall operate as a waiver. No single or partial exercise by the Bank of any right or remedy shall preclude any other future exercise of that right or remedy or the exercise of any other right or remedy. No waiver or indulgence by the Bank of any default shall be effective unless it is in writing and signed by the Bank, nor shall a waiver on one occasion be construed as a bar to or waiver of that right on any future occasion.

15. Entire Agreement/Severability. This agreement and the Master Note embody the entire agreement and understanding between you and the Bank and supersede all prior agreements and understandings relating to their subject matter. If any one or more of your obligations under this agreement or the Master Note shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of your remaining obligations shall not in any way be affected or impaired, and such validity, illegality or unenforceability in one jurisdiction shall not affect the validity, legality or enforceability of your obligations under this agreement or the Master Note in any other jurisdiction.

16. Miscellaneous. This agreement and the Master Note are governed by Michigan law. This agreement and the Master Note are binding on you and your successors, and shall inure to the benefit of the Bank, its successors and assigns. Section headings are for convenience of reference only and shall not affect the interpretation of this agreement or the Master Note.

17. Waiver of Jury Trial: The parties, after consulting or having had the opportunity to consult with counsel, knowingly, voluntarily and intentionally waive any right either of them may have to a trial by jury in any litigation based upon or arising out of this agreement, the Master Note or any related instrument or agreement or any of the transactions contemplated by this agreement, or any course of conduct, dealing, statements (whether oral or written), or actions of either of them. Neither party shall seek to consolidate, by counterclaim or otherwise, any such action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived.

17. Waiver of Jury Trial: (Cont'd.) These provisions shall not be deemed to have been modified in any respect or relinquished by either party except by a written instrument executed by both of them.

If the foregoing accurately reflects your understanding of the terms, please execute the copy enclosed and return it to the Bank.

Very truly yours,

NBD BANK

By
                 Steven K. Wagner
Its:
               Second Vice President

And:

Its:

SKW:ljs

Enclosures

Accepted and Agreed to this 8th day of August, 1994

ILLINOIS CENTRAL RAILROAD



              DOUGLAS A. Koman

Its:
                                             Treasurer